Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2004

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	3Q04 earnings results	3
2.	Independent’s accountant review report for the 3Q04	22

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.
(BOVESPA:UGPA4/NYSE: UGP)

INFORMATION AND RESULTS FOR THE THIRD QUARTER 2004
(São Paulo, Brazil, November 3, 2004)

NEW CONTRACTS CLOSED, THE GROWTH IN THE BRAZILIAN ECONOMY AND THE RECOVERY
IN PETROCHEMICAL COMMODITY PRICES, HAVE ALL LED ULTRAPAR TO REPORT A
SUBSTANTIAL INCREASE IN EBITDA

➢	ULTRAPAR’S EBITDA IN THE THIRD QUARTER AMOUNTED TO R$ 219.6 MILLION, AN INCREASE OF 53% COMPARED TO THE SAME PERIOD IN 2003
➢	NET EARNINGS IN THE PERIOD AMOUNTED TO R$ 129.5 MILLION, AN INCREASE OF 71% IN RELATION TO THE 3Q03
➢	EBITDA AND NET EARNINGS SHOWED RESPECTIVE INCREASES OF 43% AND 63% IN THE 9M04, COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR.

“This third quarter has seen Ultrapar consolidate its results at a new level. Much of the benefit of the acquisitions made in 2003 is already realized and our focus now is on developing new projects to generate future growth. Among these are a new specialty chemicals plant, access to ethylene at competitive prices and projects in logistics infrastructure. In addition, the conclusion of a new agreement between our controlling shareholders reflects the company’s commitment to good corporate governance, ongoing refinement of its professional management and continued growth.”

Paulo G. A. Cunha – CEO

Ultrapar Participações S.A.
UGPA4 = R$ 45.99 / 1000 shares
UGP = US$ 15.95 / ADR
(Sept 30, 2004)

Summary of the 3rd Quarter 2004

Ultrapar, a company that operates in the LPG distribution (Ultragaz), chemical production (Oxiteno) sectors, as well as in logistics for oil and chemical products (Ultracargo), hereby reports the following results for the third quarter of 2004:

Financial Performance Ultrapar Consolidated	3Q04	3Q03	2Q04	Δ(%) 3Q04v3Q03	Δ (%) 3Q04v2Q04	9M04	9M03	Δ (%) 9M04v9M03

Net Revenue	1,320	1,063	1,194	24%	11%	3,564	2,930	22%
Gross Profit	322	220	288	46%	12%	826	601	38%
Operating Profit	177	105	152	69%	17%	422	280	51%
EBITDA	220	144	194	53%	13%	551	385	43%
Net Earnings	130	76	112	71%	16%	305	187	63%
Earnings per 1,000 shares	1.86	1.09	1.61	71%	16%	4.37	2.69	63%
Amounts in R$ million (except for EPS)

Sales Volume - Ultragaz	3Q04	3Q03	2Q04	Δ (%) 3Q04v3Q03	Δ (%) 3Q04v2Q04	9M04	9M03	Δ (%) 9M04v9M03

Total Volume (‘000 tons)	401	378	396	6%	1%	1,169	979	19%
Bottled	270	253	270	7%	0%	794	631	26%
Bulk	131	125	126	4%	3%	375	348	8%

Sales Volume - Oxiteno	3Q04	3Q03	2Q04	Δ (%) 3Q04v3Q03	Δ (%) 3Q04v2Q04	9M04	9M04	Δ (%) 9M04v9M03

Total Volume (‘000 tons)	159	124	123	28%	29%	391	352	11%
Sales in Brazil	93	76	79	23%	18%	249	207	20%
Sales outside Brazil	66	48	44	37%	50%	142	145	(2%)

Sales Volume - Ultracargo	3Q04	3Q03	2Q04	Δ (%) 3Q04v3Q03	Δ (%) 3Q04v2Q04	9M04	9M03	Δ (%) 9M04v9M03

Effective Storage (‘000 m3)[1]	207	203	203	2%	2%	203	197	3%
Effective Storage (‘000 m2)[1]	9.1	6.6	7.0	38%	25%	7.1	4.8	48%
Total kilometrage (million)	13.2	12.9	12.4	2%	7%	37.2	37.3	-

[1] monthly average

Highlights

➢	New agreement between the shareholders of Ultra S/A - The shareholders of Ultra S/A, the parent company of Ultrapar, have signed a new shareholders’ agreement, with the fundamental aims of maintaining a defined and stable controlling shareholder block in Ultrapar, ensuring it continues to be driven by professional management and improving the company's corporate governance principles (“Shareholders’ Agreement 2004”). The Shareholders’ Agreement 2004 establishes, among other things: (i) principles for decision-making; and (ii) liquidity mechanisms for the shares of Ultra S/A. This agreement has a validity of five years counting from December 16, 2004.

Ultrapar and the macroeconomic environment

Since the beginning of the year, the Brazilian economy has been more dynamic, reflected in the GDP growth of 4.2% in the first half of 2004. The third quarter of this year has followed the same trend, of particular the industrial production, which grew by 13.1% in August, in relation to the same period of the previous year, according to the IBGE - Brazilian Institute for Geography and Statistics.

Due to the wide range of sectors served by its products, Oxiteno is well-positioned and has been able to capture the benefits of the growth in the Brazilian economy. A more dynamic economy, allied to the closing of new contracts, and consequent expansion of market share, led to 23% growth in the volume of domestic sales. Furthermore, the strong world demand for ethylene oxide derivatives vis-à-vis supply, helped to push up international prices and stimulate sales abroad, which were up 37% this quarter, compared to the same period of last year. Oxiteno has reported an EBITDA increase of 114%, with the EBITDA margin widening to 26%, an increase of 6 percentage points in relation to the same period last year.

At Ultragaz, the acquisition of Shell Gás and the resulting benefits from gains in scale were the principal factors that leveraged the company's results in the 3Q04, with EBITDA increasing by 6% in comparison with the 3Q03, and practically at the same level to the historical record of the 2Q04.

Ultracargo has reported EBITDA of R$ 11.5 million for the 3Q04. The winning of new clients, together with the expansion of operations at the newly-built Tatuí Terminal, which this quarter has already operated at 85% of capacity, contributed to Ultracargo’s EBITDA growth of 6% in relation to the 3Q03 and of 15% compared to the 2Q04.

Hence, Ultrapar has ended the third quarter with a reported EBITDA of R$ 219.6 million, the best performance in the company's history.

Operational Performance

Ultragaz. Brazil's LPG market has grown by 1%, comparing third quarters, less than the increase seen in the first half of the year. This is partially influenced by the different comparison base, as in the first half of 2003, Brazil's LPG market shrank by 8% in terms of sales volume, with a recovery getting under way in the third quarter of 2003. Differences in the number of working days also affected the sales volume – on a comparable basis, the market grew by 2%.

Ultragaz has seen sales volume growth of 6% in this period, basically due to the acquisition of Shell Gás, which took place in August 2003.

The bottled gas segment, served principally by 13 kg gas cylinders, reported an increase of 7%, or 17,000 tons in sales volume, compared to the third quarter of 2003. This increase basically reflects the volume added with the acquisition of Shell Gás. We draw attention here to the fact that the figures for Shell Gás have been entered into Ultragaz’s balance sheet from August 2003.

In the bulk segment, comprising mainly of commercial and industrial consumers, sales volume in 3Q04 saw an increase of 4% in relation to 3Q03, principally due to the UltraSystem expansion.

Oxiteno. Oxiteno is the sole producer of ethylene oxide and its main derivatives in the Southern Cone region of South America, as well as being a major producer of specialty chemicals. Oxiteno’s products are used in various industrial sectors, such as PET packaging, polyester, textiles, paint, cosmetics, detergents and agrichemicals.

The total 3Q04 sales volume for Oxiteno amounted to 159 thousand tons, an increase of 28% compared to the same period in 2003. This growth was mainly a reflection of (i) the winning of new clients, partly through import substitution; (ii) greater sales concentration in specialty chemicals; (iii) stronger demand as a result of the growth in the Brazilian economy; and (iv) the export of products stocked in 2Q04, which could not be shipped due to the lack of vessels.

In the domestic market, sales totaled 93 thousand tons, 23% higher than the volume sold in the third quarter of 2003. All Oxiteno’s sales segments saw volume growth during this quarter, the strongest performances coming from the agrichemicals, textiles, PET, automotive and footwear segments.

Exports in the period amounted to 66 thousand tons, 37% higher than in the same period of 2003. Important factors in this increase were the recovery of the Argentine economy, the sales volume from Canamex (the Mexican specialty chemicals plant acquired in December 2003) and the shipment delays occurred in 2Q04. Exports to Mercosur, where margins are very similar to those in the Brazilian market, increased by 62% between third quarters, reaching 22 thousand tons in the 3Q04.

Ultracargo. Ultracargo is the Brazilian market leader in chemical products and fuels logistics. The company offers transportation solutions using its own and third-party fleets as well as storage services through warehousing facilities at port terminals and rail junctions for the transportation of chemical products. Transportation services include integrated multi-modal transportation as well as receiving and dispatching customers’ goods. The company also offers ship loading and unloading services, pipeline operations, logistics programming and installation engineering.

Ultracargo’s average storage levels of liquids and gases increased by 2%, comparing the third quarters, as a result of new clients won and increased economic activity. Storage levels of solid chemicals saw an increase of 38% in relation to the 3Q03, mainly due to the startup of the Tatuí Terminal. The number of kilometers traveled increased by 2% in relation to the 3Q03, as a result of the winning of new contracts.

Economic Financial Performance

Net Revenue – Ultrapar’s consolidated net revenue in the 3Q04 amounted to R$ 1.3 billion, an increase of 24% in relation to the 3Q03. In the 9M04, consolidated net revenue amounted to R$ 3.6 billion, up by 22% compared to the same period in 2003.

Ultragaz – Ultragaz’s net revenue amounted to R$ 769.8 million in the 3Q04, an increase of 7% in relation to the 3Q03. This increase in revenue is largely due to the 6% rise in sales volume.

Oxiteno – Net revenue in the 3Q04 amounted to R$ 509.1 million, 65% higher than that of the 3Q03. This increase was a consequence of (i) growth in volume sold; (ii) the recovery of petrochemical commodities prices in the international market; and (iii) the acquisition of Canamex, which added R$ 15.9 million to net revenue for the quarter.

Ultracargo – Ultracargo’s net revenue in the 3Q04 amounted to R$ 52.3 million, 12% higher than in the 3Q03 as a result of the increased volume of operations and contractual tariff increases.

Cost of Goods Sold. Ultrapar’s consolidated cost of goods sold amounted to R$ 997.8 million in the 3Q04, an increase of 18% relation to the 3Q03. The 9M04 cost of goods sold amounted to R$ 2,738.2 million, an increase of 18% in relation to the same period in 2003.

Ultragaz – The cost of goods sold in the 3Q04 rose by 7% in relation to the 3Q03, as a result of the higher volume sold, collective wage agreements and higher freight costs.

Oxiteno – The cost of goods sold in the 3Q04 increased by 52% in relation to the 3Q03, as a consequence of higher sales volume, combined with the addition of Canamex and the higher unit cost of ethylene, reflecting the new level of oil prices.

Ultracargo – The cost of services rendered increased by 9% in the 3Q04, in comparison with the same period of the previous year, principally a reflection of higher fuel prices and third-party freight costs.

Sales, General and Administrative Expenses – Consolidated sales, general and administrative expenses in the 3Q04 amounted to R$ 145.9 million, 25% higher than the R$ 116.3 million reported for the same period of 2003. In the first nine months of 2004, Ultrapar registered sales, general and administrative expenses of R$ 408.3 million, 26% higher than those of the same period in 2003.

Ultragaz – Sales, general and administrative expenses of Ultragaz amounted to R$ 76.9 million in the quarter, R$ 11.2 million higher than those for the third quarter of 2003. This increase was the result of a R$ 3.9 million increase in depreciation expenses and a R$ 6.9 million increase in sales expenses, the last mainly due to collective wage agreements, the incorporation of the Shell Gás sales structure and non-recurring restructuring expenses of R$ 2.4 million.

Oxiteno – Sales, general and administrative expenses of Oxiteno amounted to R$ 57.8 million, an increase of R$ 15.6 million in relation to the third quarter of 2003. Sales expenses rose by R$ 8.5 million, due to (i) increased freight expenses, in line with higher sales volume; and (ii) the reversion of R$ 3.0 million in provision for doubtful accounts in the third quarter of 2003, due to the recovery of debts from clients in Argentina. Administrative expenses increased by R$ 6.9 million, comparing the third quarters, as a result of (i)) higher personnel expenses, as a result of annual collective wage agreements in 2003 and an increase in the provision for employee profit-sharing, in line with the company’s improved performance; and (ii) the incorporation of R$ 2.6 million in expenses from Canamex.

Ultracargo – Sales, general and administrative expenses at Ultracargo amounted to R$ 12.7 million, an increase of R$ 2.7 million in relation to the third quarter of 2003, as a consequence of collective wage agreements celebrated in the second half of 2003 and higher headcount. In relation to the 2Q04, sales, general and administrative expenses remained at practically the same level.

EBITDA – Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) in the third quarter of 2004 amounted to R$ 219.6 million, an increase of 53% in relation to the 3Q03. This EBITDA growth was accompanied by a widening in EBITDA margin, from 14% in the 3Q03 to 17% in the 3Q04. In the first nine months of 2004 Ultrapar’s EBITDA amounted to R$ 550.8 million, 43% higher than the reported in the same period in 2003.

Ultragaz – Ultragaz posted EBITDA of R$ 73.3 million, 6% higher than the figure for the 3Q03, and practically same level as the record EBITDA reported in the 2Q04. Ultragaz’s accumulated EBITDA in the 9M04 amounted to R$ 205.5 million, representing an increase of 23% in relation to the same period of 2003. Defining factors behind this growth were: (i) the acquisition of Shell Gás and the ensuing gains in scale; and (ii) the growth seen in Brazil's LPG market.

Oxiteno – Oxiteno’s EBITDA amounted to R$ 133.2 million, representing an increase of 114% in relation to the 3Q03. This performance reflects (i) a 28% increase in sales volume, due to new contracts closed, the Brazilian economic growth, the improved performance of the Camaçari plant, the greater sales focus on specialty chemicals and the high volume of exports; and (ii) improved prices for petrochemical commodities. In relation to the 2Q04, EBITDA at Oxiteno saw an increase of 23%, principally due to a 29% increase in sales volume, partially offset by a stronger average exchange rate and the higher unit cost of ethylene. Nevertheless, profitability in dollar terms, as measured by EBITDA/ton, remained at the high levels seen in the 2Q04. Oxiteno’s 9M04 EBITDA amounted to R$ 309.3 million, an increase of 70% in relation to the same period of 2003.

Ultracargo – Ultracargo reported EBITDA of R$ 11.5 million, 6% higher than the figure for the 3Q03 and 15% higher than that posted in the 2Q04 - the result of new clients won and the expansion of operations.

Net Financial Income (Expenses) – Ultrapar reported net financial expenses of R$ 14.6 million in the third quarter of 2004, compared to a net financial expense of R$ 12.3 million in the third quarter of 2003. This result reflects the impact of an 8% appreciation in the Brazilian real on the net worth of our investments outside Brazil, and was partially offset by lower interest rates and by a reduction in the company's net debt. We ended the 3Q04 with a net debt of R$ 25.0 million, whereas at the end of the 3Q03, net debt amounted to R$ 108.7 million.

Net Earnings – Due to the abovementioned results, consolidated net earnings in the third quarter 2004 amounted to R$ 129.5 million, an increase of 71% in relation to the same period of 2003. For the 9M04 period, net earnings amounted to R$ 304.7 million, representing an increase of 63% in relation to the same period of 2003.

Investments – Capital expenditure totaled R$ 71.8 million in the 3Q04, allocated as follows:

  At Ultragaz, capital expenditure was principally in expansion of the bulk segment (UltraSystem) and fixed asset modernization;

  At Oxiteno, capital expenditure was focused on expanding the production capacity for specialty chemicals and modernizing its industrial plants;
  At Ultracargo, capital expenditure was concentrated in the construction of the Santos Intermodal Terminal and in the expansion of the company's transport fleet.
CAPEX 3Q04	R$ m	% of total

Ultragaz	22.3	31%
Oxiteno	20.9	29%
Ultracargo	28.4	40%
Ultrapar	71.8	100%

Ultrapar in the capital markets

Share buyback – In the third quarter 2004, Ultrapar bought back a total of 13.7 million shares.

Share Performance – The shares of Ultrapar appreciated by 39% in the third quarter of 2004. In the same period, the Ibovespa and IBX indexes appreciated by 10% and 16%, respectively. Ultrapar’s average daily traded volume amounted to R$ 4.5 million in this quarter, an increase of 332% in relation to the third quarter 2003.

Outlook

The year 2004 is seeing Ultrapar’s results attain a new level. We continue to work towards ensuring sustained growth in all our businesses. At Oxiteno, approximately US$ 25 million is being invested in expanding the capacity of specialty chemicals and this, together with the economic growth and the recovery in petrochemical commodity prices, is likely to provide significantly improved profitability in the sector. The Santos Intermodal Terminal is expected to come into operation at the beginning of 2005, leveraging the results of Ultracargo. Additional growth opportunities have been identified and are being pursued, always with the central aim of generating value for the shareholders.

Forthcoming Events

Conference call for analysts / Webcast: November 5, 2004

Ultrapar will be holding a conference call for analysts, on 5th November 2004, to comment on the company’s performance in the 3Q04, and perspectives. The slide presentation will be available for downloading in Ultrapar’s website one hour prior to the calls.

International conference: 9:00 a.m. (US EST) / 12:00 p.m. (Brazil)
International participants should dial: 1973-935-2100
Participants in the US should dial: 1800-322-0079
Participants in Brazil should dial: 0800-891-3951
Code: 5265669 or Ultrapar

Brazilian conference: 8:00 a.m. (US EST) / 11:00 am (Brazil)
Registration: ++55 11 2103-1686 / www.conferencecall@wittel.com.br
Code: Ultrapar
Please dial your connection five minutes before the conference call is due to start, to ++55 11 2101-1490

WEBCAST: live broadcast through the Internet at the site www.ultra.com.br. Please connect to the website 15 minutes in advance.

Operational and Market Information

Financial focus	3Q04	3Q03	2Q04	9M04	9M03

Ultrapar - EBITDA margin	17%	14%	16%	15%	13%
Ultrapar - net margin	10%	7%	9%	9%	6%

Productivity	3Q04	3Q03	2Q04	9M04	9M03

Ultragaz - EBITDA R$/ton	183	182	189	176	170
Oxiteno - EBITDA R$/ton	839	503	878	791	518

Focus on Human Resources	3Q04	3Q03	2Q04	9M04	9M03

Number of employees at Ultrapar	6,638	6,317	6,542	6,638	6,317
Number of employees at Ultragaz	4,415	4,429	4,323	4,415	4,429
Number of employees at Oxiteno	1,113	919	1,103	1,113	919
Number of employees at Ultracargo	905	782	907	905	782

Focus on Capital Markets	3Q04	3Q03	2Q04	9M04	9M03

Number of shares (m)	69,691	69,691	69,691	69,691	69,691
Market Capitalization – R$ million	2,666	2,112	2,298	2,441	1,751

Bovespa
Average daily volume (‘000 shares)	96,567	26,077	54,070	66,224	30,150
Average daily volume /day (R$ ‘000)	3,728	729	1,713	2,393	756
Average share price (R$ / ‘000 shares)	38.61	27.97	31.7	36.14	25.07

NYSE
Number of shares[1] (‘000 ADRs)	3,705	4,388	4,275	3,705	4,388
Average daily volume (ADRs)	19,823	11,348	14,528	17,374	12,774
Average daily volume (US$ ‘000)	263	106	149	210	104
Average share price (US$ / ADR)	13.28	9.34	10.15	12.14	8.14

Total[2]
Average daily volume ( ‘000 shares)	116,391	37,426	69,598	83,598	42,586
Average daily volume (R$ ‘000)	4,506	1,043	2,162	3,015	1,078

[1] 1 ADR = 1,000 preferred shares
[2] Total = BOVESPA + NYSE

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian reais, except for the amounts on page 17, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

For additional information, please contact: Investor Relations Department- Ultrapar Participações S.A. (++55 11) 3177-6695 invest@ultra.com.br www.ultra.com.br

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2004	2003	2004

ASSETS
Cash and cash equivalents	531.8	575.5	573.2
Trade accounts receivable	366.7	316.5	347.3
Inventories	175.0	135.0	187.8
Other	115.9	137.9	140.5

Total Current Assets	1,189.4	1,164.9	1,248.8

Investments	33.5	33.9	33.4
Property, plant and equipment	1,024.5	917.3	1,000.2
Deferred charges	94.6	116.0	96.9
Long term investments	34.3	-	-
Other long term assets	108.4	78.0	100.3

Total Long Term Assets	1,295.3	1,145.2	1,230.8

TOTAL ASSETS	2,484.7	2,310.1	2,479.6

LIABILITIES
Loans and financing	308.0	337.6	385.9
Suppliers	82.2	62.0	82.8
Payroll and related charges	86.2	69.0	69.2
Taxes	15.7	16.9	27.4
Other accounts payable	18.6	20.9	18.4

Total Current Liabilities	510.7	506.4	583.7

Loans and financing	283.1	346.6	253.6
Income and social contribution taxes	31.7	30.4	29.5
Other long term liabilities	60.7	49.0	53.3

Total Long Term Liabilities	375.5	426.0	336.4

TOTAL LIABILITIES	886.2	932.4	920.1

STOCKHOLDERS' EQUITY
Capital	664.0	664.0	664.0
Revalution reserves	16.7	24.7	17.1
Profit reserves	668.4	499.3	668.7
Retained earnings	213.3	155.5	175.9

Total Stockholders' Equity	1,562.4	1,343.5	1,525.7

Minority Interests	36.1	34.2	33.8

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,598.5	1,377.7	1,559.5

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	2,484.7	2,310.1	2,479.6

Cash and Long term investments	566.1	575.5	573.2
Debt	591.1	684.2	639.5

Net cash (debt)	(25.0)	(108.7)	(66.3)

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted In Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2004	2003	2004	2004	2003

Net sales and services	1,319.5	1,063.3	1,194.1	3,564.2	2,930.3

Cost of sales and services	(997.8)	(843.2)	(906.6)	(2,738.2)	(2,329.8)

Gross profit	321.7	220.1	287.5	826.0	600.5

Operating expenses
Selling	(54.6)	(39.2)	(47.9)	(144.3)	(114.1)
General and administrative	(60.3)	(50.0)	(58.5)	(170.0)	(138.6)
Depreciation and amortization	(31.0)	(27.1)	(31.3)	(94.0)	(71.1)

Other operating income (expenses)	1.3	1.3	1.7	4.4	3.1

Income before equity and financial results	177.1	105.1	151.5	422.1	279.8

Financial results	(14.6)	(12.3)	(7.9)	(35.5)	(43.6)
Financial income	19.4	24.7	17.1	50.2	(43.2)
Financial expenses	(28.2)	(27.1)	(17.4)	(65.2)	25.9
Taxes on financial activities	(5.8)	(9.9)	(7.6)	(20.5)	(26.3)
Equity in earnings (losses) of affiliates
Affiliates	(0.1)	(0.1)	-	-	(0.4)
Benefit of tax holidays	28.2	14.8	22.6	64.2	38.8

Nonoperating income (expense)	(3.3)	1.4	(6.0)	(12.1)	0.4

Income before taxes and profit sharing	187.3	108.9	160.2	438.7	275.0

Provision for income and social contribution tax	(55.5)	(31.2)	(46.6)	(129.8)	(83.9)

Income before minority interest	131.8	77.7	113.6	308.9	191.1

Minority interest	(2.3)	(1.9)	(1.5)	(4.2)	(3.7)

Net Income	129.5	75.8	112.1	304.7	187.4

EBITDA	219.6	143.8	194.3	550.8	384.6
Depreciation and amortization	42.4	38.6	42.7	128.6	104.8
Investments	72.2	218.2	76.1	201.2	319.0

RATIOS

Earnings / 1000 shares - R$	1.86	1.09	1.61	4.37	2.69

Net debt / Stockholders' equity	0.02	0.08	0.04	-	-
Net debt / LTM EBITDA	0.03	0.19	0.09	-	-
Net interest expense / EBITDA	0.07	0.09	0.04	0.06	0.11

Gross margin	24%	21%	24%	23%	20%
Operating margin	13%	10%	13%	12%	10%
EBITDA margin	17%	14%	16%	15%	13%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	SEP

	2004	2003

Cash Flows from operating activities	415.1	190.0
Net income	304.7	187.4
Minority interest	4.2	3.7
Depreciation and amortization	128.6	104.8
Working capital	(56.2)	(47.0)
Financial expenses (A)	13.8	(55.4)
Other (B)	20.0	(3.5)

Cash Flows from investing activities	(218.1)	(323.0)
Additions to property, plant, equipment and deferred charges (C)	(194.8)	(147.3)
Acquisition of minority interests (including treasury shares)	(6.4)	(171.7)
Other	(16.9)	(4.0)

Cash Flows from financing activities	(185.0)	70.6
Short term debt, net	(42.3)	(5.8)
Issuances	227.5	255.1
Debt payments	(237.9)	(91.2)
Related companies	-	(0.7)
Dividends paid (D)	(132.1)	(80.2)
Other	(0.2)	(6.6)

Net increase (decrease) in cash and cash equivalents	12.0	(62.4)

Cash and cash equivalents at the beginning of the period	554.1	637.9

Cash and cash equivalents at the end of the period (F)	566.1	575.5

Supplemental disclosure of cash flow information
Cash paid for interest (E)	18.1	31.9
Cash paid for taxes on income (E)	35.5	17.9

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly of accrued and deferred taxes and, cost of permanent asset sold
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included in cash flow from operating activities.
(F)	Included Long term investments.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2004	2003	2004

OPERATING ASSETS
Trade accounts receivable	166.6	172.1	173.4
Inventories	29.3	33.8	25.2
Other	45.9	54.8	54.8
Property, plant & equipment	462.1	476.7	468.7
Deferred charges	64.2	80.4	64.8

TOTAL OPERATING ASSETS	768.1	817.8	786.9

OPERATING LIABILITIES
Suppliers	23.3	29.3	28.7
Payroll and related charges	38.4	33.7	33.9
Taxes	2.2	1.6	5.9
Other accounts payable	4.0	3.1	3.6

TOTAL OPERATING LIABILITIES	67.9	67.7	72.1

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2004	2003	2004	2004	2003

Net sales	769.8	717.9	766.8	2,241.8	1,903.5

Cost of sales and services	(649.3)	(607.8)	(647.9)	(1,904.6)	(1,626.7)

Gross profit	120.5	110.1	118.9	337.2	276.8

Operating expenses
Selling	(28.7)	(21.8)	(26.1)	(79.0)	(58.7)
General and administrative	(19.3)	(18.9)	(18.8)	(54.4)	(52.2)
Depreciation and amortization	(28.9)	(25.0)	(29.2)	(87.6)	(66.3)

Other operating results	0.8	(0.5)	0.8	1.7	0.6

EBIT	44.4	43.9	45.6	117.9	100.2

EBITDA	73.3	68.9	74.8	205.5	166.5
Depreciation and amortization	28.9	25.0	29.2	87.6	66.3

RATIOS

Gross margin	16%	15%	16%	15%	15%
Operating margin	6%	6%	6%	5%	5%
EBITDA margin	10%	10%	10%	9%	9%

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2004	2003	2004

OPERATING ASSETS
Trade accounts receivable	181.8	126.1	158.1
Inventories	143.4	99.3	160.2
Other	23.5	27.2	29.0
Property, plant & equipment	391.2	333.4	382.8
Deferred charges	4.0	3.7	4.6

TOTAL OPERATING ASSETS	743.9	589.7	734.7

OPERATING LIABILITIES
Suppliers	50.9	27.7	47.0
Payroll and related charges	38.5	27.8	27.5
Taxes	1.7	7.2	7.5
Other accounts payable	14.3	16.0	14.7

TOTAL OPERATING LIABILITIES	105.4	78.7	96.7

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2004	2003	2004	2004	2003

Net sales	509.1	308.5	390.3	1,210.0	923.9

Cost of goods sold
Variable	(292.7)	(186.7)	(212.4)	(685.5)	(563.5)
Fixed	(27.6)	(20.6)	(20.0)	(67.8)	(60.6)
Depreciation and amortization	(7.2)	(7.7)	(7.4)	(22.6)	(23.0)

Gross profit	181.6	93.5	150.5	434.1	276.8

Operating expenses
Selling	(25.9)	(17.4)	(21.8)	(65.2)	(55.4)
General and administrative	(30.1)	(23.2)	(29.0)	(84.5)	(64.1)
Depreciation and amortization	(1.8)	(1.6)	(1.8)	(5.3)	(3.5)

Other operating results	0.5	1.6	0.7	2.3	2.0

EBIT	124.3	52.9	98.6	281.4	155.8

EBITDA	133.2	62.2	107.9	309.3	182.3

Depreciation and amortization	9.0	9.3	9.2	27.9	26.5

RATIOS

Gross margin	36%	30%	39%	36%	30%
Operating margin	24%	17%	25%	23%	17%
EBITDA margin	26%	20%	28%	26%	20%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2004	2003	2004

OPERATING ASSETS
Trade accounts receivable	19.5	19.4	16.9
Inventories	2.2	1.9	2.3
Other	3.5	2.7	3.0
Property, plant & equipment	160.6	93.9	138.1
Deferred charges	4.6	1.9	3.6

TOTAL OPERATING ASSETS	190.4	119.8	163.9

OPERATING LIABILITIES
Suppliers	9.1	6.1	8.0
Payroll and related charges	8.9	7.2	7.5
Taxes	3.2	3.3	4.5
Other accounts payable	1.8	-	1.8

TOTAL OPERATING LIABILITIES	23.0	16.6	21.8

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2004	2003	2004	2004	2003

Net sales	52.3	46.5	47.5	144.6	131.1

Cost of sales and services	(32.8)	(30.0)	(29.4)	(90.1)	(84.2)

Gross profit	19.5	16.5	18.1	54.5	46.9

Operating expenses
Selling	-	-	-	(0.1)	-
General and administrative	(12.6)	(9.8)	(12.5)	(36.1)	(27.3)
Depreciation and amortization	(0.1)	(0.2)	(0.1)	(0.4)	(0.6)

Other operating results	0.3	0.2	0.5	1.1	0.6

EBIT	7.1	6.7	6.0	19.0	19.6

EBITDA	11.5	10.8	10.0	31.4	30.9
Depreciation and amortization	4.3	4.1	4.1	12.4	11.3

RATIOS

Gross margin	37%	35%	38%	38%	36%
Operating margin	14%	14%	13%	13%	15%
EBTIDA margin	22%	23%	21%	22%	24%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

(US$ millions)	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2004	2003	2004	2004	2003

Net sales

Ultrapar	443.2	362.3	392.1	1,199.0	933.9
Ultragaz	258.6	244.6	251.8	754.1	606.7
Oxiteno	171.0	105.1	128.2	407.0	294.5
Ultracargo	17.6	15.8	15.6	48.6	41.8

EBIT

Ultrapar	59.5	35.8	49.8	142.0	89.2
Ultragaz	14.9	15.0	15.0	39.7	31.9
Oxiteno	41.8	18.0	32.4	94.7	49.7
Ultracargo	2.4	2.3	2.0	6.4	6.3

Operating margin

Ultrapar	13%	10%	13%	12%	10%
Ultragaz	6%	6%	6%	5%	5%
Oxiteno	24%	17%	25%	23%	17%
Ultracargo	14%	14%	13%	13%	15%

EBITDA

Ultrapar	73.8	49.0	63.8	185.3	122.6
Ultragaz	24.6	23.5	24.6	69.1	53.1
Oxiteno	44.7	21.2	35.4	104.0	58.1
Ultracargo	3.9	3.7	3.3	10.6	9.8

EBITDA margin

Ultrapar	17%	14%	16%	15%	13%
Ultragaz	10%	10%	10%	9%	9%
Oxiteno	26%	20%	28%	26%	20%
Ultracargo	22%	23%	21%	22%	23%

Net income

Ultrapar	43.5	25.8	36.8	102.5	59.7

Net income/ 1,000 shares (US$)	0.62	0.37	0.53	1.47	0.86

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

Loans	Balance in September/2004							Interest Rate %		Maturity and Amortization Schedule
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated	Index/ Currency (*)	Minimum	Maximum
Foreign Currency

Eurobond	164.5	-	-	-	-	164.5	US$	3.5	3.5	Semiannually to 2005
Financings for Property Plant & Equipment	-	9.3	-	-	-	9.3	MX$ + TIIE (*)	11.1	11.1	Semiannually to 2009
Export prepayment, net of linked operations	-	162.8	-	-	-	162.8	US$	4.2	6.9	Monthly, Semiannually and Anually to 2008
Foreign financing	-	34.3	-	-	-	34.3	US$ + LIBOR	2.0	2.0	Semiannually to 2009
National Bank for Economic and Social Development - BNDES	18.8	4.0	1.1	-	-	23.9	UMBNDES (*)	8.8	10.7	Monthly to 2009
Advances on Foreign Exchange Contracts	-	0.1	-	-	-	0.1	US$	1.7	2.3	Maximum of 54 days

Subtotal	183.3	210.5	1.1	-	-	394.9

Local Currency

National Bank for Economic	99.5	30.5	5.6	-	-	135.6	TJLP (*)	3.0	3.9	Monthly to 2009
and Social Development - BNDES	-	15.0	-	-	-	15.0	IGP-M (*)	6.5	6.5	Semiannually to 2008
Agency for Financing Machinery and Equipment (FINAME)	2.6	3.3	20.1	-	-	26.0	TJLP (*)	1.8	4.9	Monthly to 2009
Onlendings	-	19.6	-	-	-	19.6	TJLP (*)	(2.0)	(2.0)	Monthly to 2009

Subtotal	102.1	68.4	25.7	-	-	196.2

Total	285.4	278.9	26.8	-	-	591.1

Composition per Annum
Up to 1 Year	205.2	93.6	9.2	-	-	308.0
From 1 to 2 Years	38.2	89.0	8.1	-	-	135.3
From 2 to 3 Years	24.8	27.3	6.9	-	-	59.0
From 3 to 4 Years	10.3	19.5	2.5	-	-	32.3
From 4 to 5 Years	6.9	49.5	0.1	-	-	56.5

Total	285.4	278.9	26.8	-	-	591.1

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies /TIIE - Interbank Interest Rate Even

	Balance in September/2004
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated

Cash and Long term investments	128.4	339.9	94.8	2.0	1.0	566.1

ITEM II

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. Interim Financial Statements for the Quarter and Nine-month Period Ended September 30, 2004 and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1.	We have performed a special review of the accompanying interim financial statements of Ultrapar Participações S.A. and subsidiaries as of and for the quarter and nine-month periods ended September 30, 2004, prepared in accordance with Brazilian accounting practices and under the responsibility of the Company’s management, consisting of the balance sheets (Company and consolidated), the related statements of income and the performance report.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	We had previously reviewed the Company and consolidated balance sheets as of June 30, 2004 and the Company and consolidated statements of income for the nine-month period ended September 30, 2003, presented for comparative purposes, and issued unqualified special review reports thereon, dated July 30, 2004 and October 28, 2003, respectively.

5.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 29, 2004

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND JUNE 30, 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated			Company		Consolidated

ASSETS	09/30/04	06/30/04	09/30/04	06/30/04	LIABILITIES AND STOCKHOLDERS' EQUITY	09/30/04	06/30/04	09/30/04	06/30/04

CURRENT ASSETS					CURRENT LIABILITIES
Cash and banks	335	525	45,596	49,643	Financing	-	-	308,027	385,897
Temporary cash investments	1,620	19,170	486,240	523,526	Suppliers	80	193	82,194	82,757
Trade accounts receivable	-	-	366,685	347,277	Payroll and related charges	360	249	86,232	69,169
Inventories	-	-	174,958	187,759	Taxes	15	16	7,099	17,897
Recoverable taxes	12,919	13,272	85,747	104,440	Dividends payable	81	31	2,045	1,980
Dividends receivable	-	-	-	-	Income and social contribution taxes	-	-	8,624	9,538
Other	3,822	3,628	25,179	28,956	Other	-	-	16,481	16,461
Prepaid expenses	-	-	5,055	7,089
						536	489	510,702	583,699
	18,696	36,595	1,189,460	1,248,690
					LONG-TERM LIABILITIES
					Financing	-	-	283,120	253,638
LONG-TERM ASSETS					Related companies	420,930	421,199	8,912	9,052
Long-term investments	-	-	34,303	-	Deferred income and social contribution taxes	-	-	31,719	29,493
Related companies	51,545	51,545	2,168	2,483	Other taxes	7,665	7,481	49,197	41,553
Other related parties	-	31	-	-	Other	-	-	2,566	2,625
Deferred income and social contribution taxes	2,576	2,576	68,310	65,473
Escrow deposits	-	-	13,105	11,188		428,595	428,680	375,514	336,361
Other	-	-	16,305	14,001
Recoverable taxes	-	-	8,459	7,253	MINORITY INTEREST	-	-	36,105	33,778

	54,121	54,152	142,650	100,398	STOCKHOLDERS' EQUITY
					Capital	663,952	663,952	663,952	663,952
					Capital reserve	1,152	1,152	96	67
PERMANENT ASSETS					Revaluation reserve	16,724	17,078	16,724	17,078
Investments:					Profit reserves	677,495	677,495	677,495	677,495
Subsidiary and affiliated companies	1,921,718	1,867,234	6,137	6,057	Treasury shares	(6,855)	(6,431)	(9,123)	(8,761)
Other	356	352	27,407	27,302	Retained earnings	213,292	175,920	213,292	175,920
Property, plant and equipment	-	2	1,024,515	1,000,227
Deferred charges	-	-	94,588	96,915		1,565,760	1,529,166	1,562,436	1,525,751

	1,922,074	1,867,588	1,152,647	1,130,501	TOTAL MINORITY INTEREST AND
					STOCKHOLDERS' EQUITY	-	-	1,598,541	1,559,529

TOTAL	1,994,891	1,958,335	2,484,757	2,479,589	TOTAL	1,994,891	1,958,335	2,484,757	2,479,589

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED SEPTEMBER 30, 2004 AND 2003
(In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

GROSS SALES AND SERVICES	-	-	1,446,812	1,172,653
Deductions	-	-	(127,379)	(109,280)

NET SALES AND SERVICES	-	-	1,319,433	1,063,373
Cost of sales and services	-	-	(997,807)	(843,226)

GROSS PROFIT	-	-	321,626	220,147

OPERATING (EXPENSES) INCOME	116	316	(144,528)	(115,018)

Selling	-	-	(54,511)	(39,191)
General and administrative	(1,083)	(501)	(60,323)	(50,024)
Depreciation	-	-	(31,010)	(27,073)
Other operating income, net	1,199	817	1,316	1,270

OPERATING INCOME BEFORE FINANCIAL ITEMS	116	316	177,098	105,129

Financial results	1,715	4,109	(14,573)	(12,283)
Financial income	578	4,183	19,412	24,692
Financial expense	1,137	(74)	(33,985)	(36,975)

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	128,473	72,883	28,138	14,683

INCOME FROM OPERATIONS	130,304	77,308	190,663	107,529

Nonoperating (expenses) income, net	-	-	(3,311)	1,421

INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	130,304	77,308	187,352	108,950
Provision for income and social contribution taxes	(800)	(1,671)	(56,121)	(31,577)
Deferred income tax	-	172	611	346

	(800)	(1,499)	(55,510)	(31,231)

INCOME BEFORE MINORITY INTEREST	129,504	75,809	131,842	77,719

Minority interest	-	-	(2,338)	(1,910)

NET INCOME	129,504	75,809	129,504	75,809

NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	69,460,953	69,593,869	69,460,953	69,593,869

EARNINGS PER SHARE - R$	0.00186	0.00109	0.00186	0.00109

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and subsidiaries (Convenience Translation into English from the Original Previously Issued in Portuguese) ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated

	09/30/04	09/30/03	09/30/04	09/30/03

GROSS SALES AND SERVICES	-	-	3,903,334	3,450,760
Deductions	-	-	(339,179)	(520,479)

NET SALES AND SERVICES	-	-	3,564,155	2,930,281
Cost of sales and services	-	-	(2,738,194)	(2,329,759)

GROSS PROFIT	-	-	825,961	600,522

OPERATING (EXPENSES) INCOME	(73)	259	(403,794)	(320,735)

Selling	-	-	(144,250)	(114,149)
General and administrative	(2,732)	(2,003)	(170,015)	(138,634)
Depreciation	-	-	(94,001)	(71,095)
Other operating income, net	2,659	2,262	4,472	3,143

OPERATING INCOME BEFORE FINANCIAL ITEMS	(73)	259	422,167	279,787

Financial results	1,513	11,789	(35,474)	(43,629)
Financial income	2,467	12,000	50,210	(43,231)
Financial expense	(954)	(211)	(85,684)	(398)

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	305,243	179,413	64,196	38,423

INCOME FROM OPERATIONS	306,683	191,461	450,889	274,581

Nonoperating (expenses) income, net	2	(3)	(12,105)	357

INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	306,685	191,458	438,784	274,938
Provision for income and social contribution taxes	(1,947)	(4,473)	(133,759)	(93,854)
Deferred income tax	-	397	3,920	9,976

	(1,947)	(4,076)	(129,839)	(83,878)

INCOME BEFORE MINORITY INTEREST	304,738	187,382	308,945	191,060

Minority interest	-	-	(4,207)	(3,678)

NET INCOME	304,738	187,382	304,738	187,382

NUMBER OF SHARES OUTSTANDING AT
THE BALANCE SHEET DATE (IN THOUSANDS)	69,460,953	69,593,869	69,460,953	69,593,869

EARNINGS PER SHARE - R$	0.00439	0.00269	0.00439	0.00269

The accompanying notes are an integral part of these financial statements

Ultrapar Participações S.A. and subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30 AND JUNE 30, 2004 INCLUDING UNAUDITED INFORMATION
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS

The Company invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemicals (Oxiteno), and logistics services for chemicals and fuels (Ultracargo).

2.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

As established by Brazilian Securities Commission (CVM) Instruction No. 248, of March 29, 1996, and CVM Guidance Opinion No. 29, of April 11, 1996, the interim financial statements are being presented in accordance with Brazilian corporate law.

3.	ACCOUNTING PRACTICES AND CONSOLIDATION PRINCIPLES

In the preparation of the interim financial statements, the Company has applied the same accounting practices adopted in the preparation of the financial statements as of December 31, 2003, which are in accordance with the standards established by the CVM and accounting practices adopted in Brazil.

3.1. Consolidation Principles and Ownership interests

The consolidated financial statements have been prepared in accordance with the basic consolidation principles established by Brazilian corporate law and by the CVM, and include the following direct and indirect subsidiaries:

Ultrapar Participações S.A. and subsidiaries

	Ownership interest - %

	Control

	Direct	Indirect

Ultragaz Participações Ltda.	100	-
Companhia Ultragaz S.A.	-	87
SPGás Distribuidora de Gás Ltda.	-	87
Bahiana Distribuidora de Gás Ltda.	-	100
Utingás Armazenadora S.A.	-	56
LPG International Inc.	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	-
Melamina Ultra S.A. Indústria Química	-	100
Transultra - Armazenamento e Transporte Especializado Ltda.	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99
Oxiteno S.A. - Indústria e Comércio	100	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99
Barrington S.L.	-	100
Canamex Químicos S.A. de C.V.	-	100
Oxiteno International Co.	-	100
Oxiteno Overseas Co.	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-

Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

On August 8, 2003, the Company acquired, through the subsidiary Companhia Ultragaz S.A., the LPG distribution business of Shell in Brazil (SPGás Distribuidora de Gás Ltda.). This acquisition amounted to R$ 170,566, involving 100% of the company’s shares, without assumption of any debt. The financial statements for 2003 contain the balances and values of the acquired business since its acquisition in August 2003. The goodwill of R$ 24,427 on this acquisition is based on the expected future profitability and is being amortized over five years beginning August 2003.

On December 4, 2003, the Company acquired, through the subsidiary Barrington S.L., the chemicals business of the Berci Group in Mexico (Canamex Químicos S.A. de C.V.). This acquisition amounted to US$ 10,250, without assumption of any debt. The financial statements contain the balances and values of the acquired business since its acquisition in December 2003.

On December 31, 2003, in order to rationalize costs, the Company merged the subsidiaries Ultratecno Participações Ltda. into Ultragaz Participações Ltda., Ultracargo Participações Ltda. into Oleoquímica do Nordeste Ltda., and Oleoquímica do Nordeste Ltda. into Ultracargo - Operações Logísticas e Participações Ltda. (new name of Ultraquímica Participações Ltda.).

4.	TEMPORARY CASH INVESTMENTS

These investments, contracted with leading banks, are substantially represented by fixed- income securities and funds linked to the interbank deposit certificates (CDI) rate, as well as by currency swaps, and are stated at cost plus accrued income (on a “pro rata temporis” basis).

	Consolidated

	09/30/04	06/30/04

Fixed-income securities and funds	480,349	474,051
Foreign investments (a)	104,611	85,453
Net expenses (income) from swap operations (b)	(64,417)	(35,978)

Total temporary cash investments	520,543	523,526

Current assets	486,240	523,526
Long-term investments	34,303	-

	(a)	Investments made by the indirect subsidiary Oxiteno Overseas Co., mainly in fixed-income securities, Brazilian corporate securities and investment grade securities.

	(b)	Accumulated gain or loss on swap positions (see Note 17).

5.	ACCOUNTS RECEIVABLE

		Consolidated

		09/30/04	06/30/04

	Domestic customers	357,013	348,331
	Foreign customers	129,901	69,552
	(-) Advances on foreign exchange contracts	(100.628)	(48,331)
	(-) Allowance for doubtful accounts	(19,601)	(22,275)

		366,685	347,277

6.	INVENTORIES
		Consolidated

		09/30/04	06/30/04

	Finished products	84,601	111,504
	Liquefied petroleum gas (LPG)	23,290	19,360
	Raw material	52,472	42,688
	Consumption materials and cylinders for resale	14,595	14,207

		174,958	187,759

7.	RECOVERABLE TAXES

Represented, substantially, by credit balances of ICMS (state VAT), IPI (federal VAT), COFINS (tax on revenue) and PIS (tax on revenue) and prepaid income and social contribution taxes, for offset against future taxes payable.

	Consolidated

	09/30/04	06/30/04

Income and social contribution taxes	51,241	60,878
ICMS	31,065	38,120
IPI	244	308
PIS and COFINS	960	1,610
Other	2,237	3,524

	85,747	104,440

8.	RELATED COMPANIES

	Company		Consolidated

	Loans		Loans		Trade accounts

	Assets	Liabilities	Assets	Liabilities	Receivable	Payable
Ultracargo - Operações Logísticas e
Participações Ltda.	-	364,579	-	-	-	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	33,000	-	-	-	-
Companhia Ultragaz S.A.	51,545	-	-	-	-	-
Imaven Imóveis e Agropecuária Ltda.	-	22,658	-	-	-	-
Melamina Ultra S.A. Indústria Química	-	479	-	-	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	-	7,570	-	-
Serma Associação dos Usuários de Equipamentos de
Processamentos de Dados e Serviços Correlatos	-	214	687	214	-	-
Petroquímica União S.A.	-	-	-	-	-	5,750
Oxicap Indústria de Gases Ltda.	-	-	-	-	-	624
Agip do Brasil S.A.	-	-	-	-	94
Petróleo Brasileiro S.A. - Petrobras	-	-	-	-	-	1,498
Copagaz Distribuidora de Gás S.A.	-	-	-	-	45
Braskem S.A.	-	-	-	-	-	6,134
Supergasbras Distribuidora de Gás S.A.	-	-	-	-	12	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	1,390	-	-	-
Plenogás - Distribuidora de Gás S.A.	-	-	-	871	-	-
Other related companies	-	-	91	257	75	515

Total as of September 30, 2004	51,545	420,930	2,168	8,912	226	14,521

Total as of June 30, 2004	51,576	421,199	2,483	9,052	267	12,831

	Consolidated
	Transaction		Financial income (expense)
	Sales	Purchases

Companhia Ultragaz S.A.	-	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(522)
Petroquímica União S.A.	-	71,649	-
Oxicap Indústria de Gases Ltda.	-	5,669	-
Agip do Brasil S.A.	2,132	-	-
Petróleo Brasileiro S.A. - Petrobras	2	1,565,407	-
Copagaz Distribuidora de Gás S.A.	430	-	-
Braskem S.A.	65,574	287,254	-
Supergasbras Distribuidora de Gás S.A.	996	-	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	134
Other related companies	308	1,245	-

Total as of September 30, 2004	69,442	1,931,224	(388)

Total as of June 30, 2003	40,960	1,785,574	(441)

The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista - TPP are adjusted based on the Brazilian long-term interest rate (TJLP). The other loans are not subject to financial charges. Purchase and sale transactions refer principally to purchases of raw material, other materials and storage and transportation services, carried out at usual market prices and conditions.

The loan agreement with Ultracargo - Operações Logísticas e Participações Ltda. results from the sale of shares issued by Oxiteno S.A. - Indústria e Comércio to the Company, so as to avoid the reciprocal shareholdings resulting from the corporate restructuring conducted in October 2002.

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

	a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and others. The tax credits are based on continuing profits from operations. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are presented in the following principal categories:

	Company		Consolidated

	09/30/04	06/30/04	09/30/04	06/30/04

Long-term assets
Deferred income and social contribution
taxes on:
Accruals which are tax deductible only when
expenses are incurred	2,576	2,576	58,109	52,623
Income and social contribution tax loss
carryforwards	-	-	10,201	12,850

	2,576	2,576	68,310	65,473

Long-term liabilities
Deferred income and social contribution
taxes on:
Revaluation of property, plant and equipment	-	-	1,745	1,859
Income earned abroad	-	-	29,974	27,634

	-	-	31,719	29,493

b)	Reconciliation of income and social contribution taxes in the statement of income Income and social contribution taxes are reconciled to official tax rates as follows:

	Company		Consolidated

	09/30/04	09/30/03	09/30/04	09/30/03

Income before taxes, equity in subsidiary and
affiliated companies and minority interest	1,442	12,045	374,588	236,515
Official tax rates - %	34%	34%	34%	34%

Income and social contribution taxes at official
rates	(490)	(4,095)	(127,360)	(80,415)

Adjustments to the effective tax rate:
Operating provisions and nondeductible
expenses/nontaxable income	-	19	(1,265)	(5,201)
Adjustments to estimated income	(1,457)	-	(487)	1,001
Other adjustments	-	-	(1,247)	300

Income and social contribution taxes before tax
benefits	(1,947)	(4,076)	(130,359)	(84,315)
Tax benefits:
Workers’ Meal Program (PAT)	-	-	520	437

Income and social contribution taxes in the
statement of income	(1,947)	(4,076)	(129,839)	(83,878)

Current	(1,947)	(4,473)	(133,759)	(93,854)
Deferred	-	397	3,920	9,976

c)	Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil, as follows:

Subsidiary	Units	Exemption - %	Expiration date

Oxiteno Nordeste S.A. - Indústria e Comércio	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe base (*)	25	2008
	Juazeiro base	100	2004
	Suape base	100	2007
	Ilhéus base	25	2008
	Aracaju base	25	2008
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal (*)	25	2008
	Suape Terminal (storage of
	acetic acid and butadiene
	byproducts)	100	2005

(*)	In December 2003, the tax exemption of these units expired and requests were filed with the Northeast Development Agency (ADENE), the agency in charge of managing this tax incentive program, requesting a 75% reduction in income tax. On April 30, 2004, the Northeast Development Agency (ADENE) issued reports approving the income tax reduction for the Mataripe and Aratu units of the subsidiaries Bahiana Distribuidora de Gás Ltda. and Terminal Químico de Aratu S.A. - Tequimar until 2013 and 2012, respectively. These reports were submitted for approval by the Federal Revenue Service on June 29, 2004 and August 24, 2004, respectively, and the Federal Revenue Service should issue its opinion within 120 days. If such opinion is not issued after this period, the reductions are considered as approved (net income for the quarter ended September 30, 2004 does not take into consideration these income tax reductions). Should they not be approved by the Federal Revenue Service, the income tax reduction of these units will be 25% until 2008 and 12.5% from 2009 to 2013.

Tax benefits from the income tax reduction for activities eligible for tax incentives were recorded in a specific capital reserve account in stockholders’ equity of the beneficiary subsidiaries, and recognized in the Company’s Equity in subsidiary and affiliated companies.

10.	INVESTMENTS

	Investments		Equity in subsidiary and affiliated companies

	09/30/04	06/30/04	09/30/04	09/30/03

Ultragaz Participações Ltda.	278,697	257,061	46,925	25,649
Ultracargo - Operações Logísticas e Participações Ltda.	652,579	647,050	15,523	3,283
Ultracargo Participações Ltda.	-	-	-	13,841
Ultratecno Participações Ltda.	-	-	-	189
Imaven Imóveis e Agropecuária Ltda.	45,263	49,405	3,728	3,645
Oxiteno S.A. - Indústria e Comércio	945,179	913,718	239,059	132,794
Other	356	352	8	12

	1,922,074	1,867,586	305,243	179,413

The consolidated amount of equity in subsidiary and affiliated companies presented in the statement of income includes R$ 28,162 for the quarter and R$ 64,192 for the nine-month period ended September 30, 2004 (2003 - R$ 14,764 for the quarter and R$ 38,839 for the nine-month period) of subsidiaries’ income tax incentives arising substantially from operations in regions eligible for such incentives.

In the consolidated financial statements, the investments of the subsidiary Oxiteno S.A -Indústria e Comércio in the affiliated companies Oxicap Indústria de Gases Ltda. and Química da Bahia Indústria e Comércio S.A. are carried under the equity method based on their financial statements as of August 31, 2004.

11.	PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Annual depreciation rates - %	09/30/04			06/30/04
		Revalued cost	Accumulated depreciation	Net book value	Net book value

Land	-	46,385	-	46,385	46,673
Buildings	4 to 5	370,888	(133,056)	237,832	237,229
Machinery and equipment	5 to 10	986,393	(471,363)	515,030	514,326
Vehicles	20 to 30	140,763	(97,388)	43,375	37,348
Furniture and fixtures	10	17,462	(6,348)	11,114	10,801
Construction in progress	-	94,484	-	94,484	68,904
Imports in transit	-	835	-	835	416
Other	2.5 to 30	125,473	(50,013)	75,460	84,530

		1,782,683	(758,168)	1,024,515	1,000,227

Construction in progress refers mainly to construction of the Santos Intermodal Terminal -TIS and the Montes Claros Intermodal Terminal, both owned by Tequimar, and expansion and renovations of the industrial complexes of the other subsidiaries.

Other refers to computer equipment in the amount of R$ 17,928 (as of June 30, 2004 -R$ 18,616), software in the amount of R$ 29,035 (as of June 30, 2004 - R$ 30,298), and commercial property rights, mainly those described below:

On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. - Tequimar won the auction and signed a contract for use of the site on which it operates the Aratu Terminal for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$ 12,000 and will be amortized over 40 years, equivalent to annual amortization of R$ 300.

Further, the subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease contract for the area adjacent to the Port of Santos for 20 years beginning December 2002, renewable for the same period, which allows it to build and operate a terminal for the reception storage, movement and distribution of liquid bulk cargo. The price paid by Tequimar was R$ 3,803 and will be amortized over a period of 20 years from the start of its operation, expected for November 2004.

12.	DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred in the implementation of systems modernization projects in the amount of R$ 1,803 (as of June 30, 2004 - R$ 1,567), to be amortized over five to ten years, and for the installation of Ultrasystem equipment on customers’ premises in the amount of R$ 54,490 (as of June 30, 2004 - R$ 54,434), to be amortized over the periods of the LPG supply contracts with these customers. Deferred charges also include the goodwill from the acquisition of SPGás Distribuidora de Gás Ltda., as mentioned in Note 3.

13.	FINANCING (CONSOLIDATED)

Description	09/30/04	06/30/04	Index/currency	Annual interest rate - %	Maturity and amortization

Foreign currency:
Working capital loan	-	9,997	-	-	-
Property, plant and equipment
financing	9,315	-	Mex$ + TIIE (*)	2.00	Semiannually until 2009
Foreign financing	34,315	-	US$ + LIBOR	2.00	Semiannually until 2009
Eurobonds	164,514	186,595	US$	3.5	Semiannually until 2005
Advances on foreign exchange				From 1.70 to
contracts	111	3,362	US$	2.30	Maximum of 54 days
National Bank for Economic and				From 8.83 to
Social Development (BNDES)	23,830	27,230	UMBNDES (**)	10.73	Monthly until 2009
Export prepayments, net of				From 4.22 to	Monthly, semiannually and
linked operations	162,816	214,921	US$	6.85	annually until 2008

Subtotal	394,901	442,105

Local currency:
National Bank for Economic and				From 3.00 to
Social Development (BNDES)	135,596	142,113	TJLP	3.85	Monthly until 2009
National Bank for Economic and
Social Development (BNDES)	15,006	16,869	IGP-M	6.5	Semiannually until 2008
Government Agency for
Machinery and Equipment				From 1.80 to
Financing (FINAME)	25,998	27,038	TJLP	4.85	Monthly until 2009
Onlending operations	19,646	11,410	TJLP	(2.00)	Monthly until 2009

Subtotal	196,246	197,430

Total financing	591,147	639,535

Current liabilities	(308,027)	(385,897)

Long-term liabilities	283,120	253,638

(*)	TIIE = Mexican break-even interbank interest rate

(**)	UMBNDES = BNDES monetary unit. This is a basket of currencies representing the composition of the BNDES debt in foreign currency; 84% of which is linked to the U.S. dollar.

The long-term portion matures as follows:

	09/30/04	06/30/04

From 1 to 2 years	135,314	132,486
From 2 to 3 years	58,954	68,532
From 3 to 4 years	32,313	35,189
More than 4 years	56,539	17,431

	283,120	253,638

In June 1997, the subsidiary Companhia Ultragaz S.A. issued Eurobonds in the total amount of US$ 60 million, maturing in 2005, with put/call options in 2002, and guaranteed by Ultrapar Participações S.A. and Ultragaz Participações Ltda. In June 2002, the subsidiary LPG International Inc. exercised the call option for these securities using funds from a loan in the same amount, maturing in August 2004. However, in January 2004, the subsidiary LPG International Inc. issued Eurobonds in the total amount of US$ 60 million, maturing in June 2005 and with an annual interest rate of 3.5% . The funds from the issuance were used to settle the loan.

The Eurobonds are guaranteed by the Company and its subsidiary Ultragaz Participações Ltda., which are subject to covenants that provide for restrictions on, among other things, its ability to incur indebtedness, pay dividends and other distributions, and conduct merger and acquisition transactions. None of these covenants have restricted our ability to conduct our business.

A part of financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	09/30/04	06/30/04
Amount of borrowings secured by:
Property, plant and equipment	30,034	32,434
Shares of affiliated companies	15,006	16,407
Minority stockholders’ guarantees	15,006	16,407

	60,046	65,248

Other loans are collateralized by guarantees and promissory notes issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 686,816 (as of June 30, 2004 - R$ 710,525).

The subsidiaries issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). Should any subsidiary be requested to make any payment related to these guarantees, the subsidiary may recover the amount paid directly from its customers through trade collection. Maximum future payments related to these guarantees amount to R$ 38,120 (as of June 30, 2004 - R$ 20,973), with maturities from 30 to 210 days. As of September 30, 2004, the Company has not recorded any liability related to these guarantees.

14.	STOCKHOLDERS’ EQUITY

	a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 69,691,269 thousand shares without par value, comprised of 51,264,622 thousand common and 18,426,647 thousand preferred shares.

As of September 30, 2004, 3,705,347 thousand preferred shares were outstanding abroad, in the form of American Depositary Receipts (ADRs).

Preferred shares, not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

Until May 18, 2004, preferred shares entitled their holders to dividends at least 10% higher than those attributable to common shares. On that date the Special Meeting of Preferred Stockholders and the Extraordinary Stockholders’ Meeting of Ultrapar approved to equalize the dividends of common and preferred shares.

	b)	Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, for holding in treasury and subsequent disposal, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

During third quarter of 2004, 13,700 thousand preferred shares were acquired at the average cost of R$ 30.91 per thousand shares, with a minimum cost of R$ 30.50 and a maximum cost of R$ 31.10 per thousand shares.

As of September 30, 2004, the Company’s financial statements record 223,700 thousand preferred shares and 6,616 thousand common shares in treasury, which were acquired at the average cost of R$ 30.07 and R$ 19.30 per thousand shares, respectively. The consolidated financial statements record 327,700 thousand preferred shares and 6,616 thousand common shares in treasury, which were acquired at the average cost of R$ 28.08 and R$ 19.30 per thousand shares, respectively.

The market price of shares issued by the Company on September 30, 2004 on the São Paulo Stock Exchange (BOVESPA) was R$ 45.99 per thousand shares.

	c)	Capital reserve

The capital reserve in the amount of R$ 1,152 reflects the goodwill on disposal of shares to be held in treasury in the Company’s subsidiaries, at the price of R$ 34.87 per thousand shares. Executives of these subsidiaries were given the beneficial interest in such shares, as described in Note 20.

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and affiliated companies, and is realized based upon depreciation, write-off or sale of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries and affiliated companies are recognized only upon realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Taxes on these reserves are R$ 7,889 (as of June 30, 2004 - R$ 7,418).

e)	Reserve for retention of profits

This reserve is part of the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and realization of the revaluation reserve.

f)	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiary and affiliated companies. Realization of the reserve normally occurs upon receipt of dividends, sale and write-off of investments.

g)	Reconciliation of stockholders’ equity - Company and consolidated

	09/30/04	06/30/04

Stockholders’ equity - Company	1,565,760	1,529,166
Treasury shares held by subsidiaries, net of realization	(2,268)	(2,330)
Capital reserve arising from sale of treasury shares to
subsidiaries, net of realization	(1,056)	(1,085)

Stockholders’ equity - consolidated	1,562,436	1,525,751

15.	RECONCILIATION OF EBITDA (CONSOLIDATED)

EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated by the Company, as shown in the table below:

	09/30/04					09/30/03

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Operating income	88,713	332,205	27,004	2,967	450,889	274,581
(-) Equity in subsidiary
and affiliated companies	(4,361)	(61,449)	(1,139)	2,753	(64,196)	(38,423)
(+/-) Financial income	33,535	10,598	(6,905)	(1,754)	35,474	43,629
(+) Depreciation and
amortization	87,619	27,946	12,406	625	128,596	104,829

EBITDA	205,506	309,300	31,366	4,591	550,763	384,616

16.	SEGMENT INFORMATION

The Company has three reportable segments: gas, chemicals and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers, mainly in the South, Southeast and Northeast regions of Brazil. The chemicals segment produces primarily ethylene oxide, ethylene glycols, ethanolamines and glycol ethers. Operations in the logistics segment include storage and transportation of chemicals and fuels, mainly in the Southeast and Northeast regions of the country. Reportable segments are strategic business units that provide different products and services. Intersegment sales are transacted at prices approximating those that the selling entity is able to obtain on external sales.

The principal financial information about each of the Company’s reportable segments is as follows:

	09/30/04					09/30/03
	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Net sales, net of related-party transactions	2,241,643	1,210,035	112,413	64	3,564,155	2,930,281
Operating income before financial income
(expenses) and equity in subsidiary and
affiliated companies	117,887	281,354	18,961	3,965	422,167	279,787
EBITDA	205,506	309,300	31,366	4,591	550,763	384,616

Total assets, net of related parties	998,548	1,152,945	302,175	31,089	2,484,757	2,479,589

17.	RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Strategic/operational risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. The subsidiaries Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio held R$ 2,333 (as of June 30, 2004 - R$ 3,411) and the subsidiaries of Ultragaz Participações S.A. held R$ 21,869 (as of June 30, 2004 - R$ 23,014) in allowances for potential losses on receivables.

Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The temporary cash investments of the Company and its subsidiaries substantially comprise transactions linked to interbank deposit (CDI) rates, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Funds obtained originate from BNDES financing and foreign currency loans, as mentioned in Note 13.

Exchange rate - The Company’s subsidiaries use foreign currency swap (mainly US$ to CDI) instruments available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such swaps have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency, to which they are linked. The following summary shows the assets and liabilities in foreign currency, translated into Brazilian reais at September 30, 2004:

Book value
Assets:
Investments in foreign currency and swaps	323,144
Cash and banks and foreign financial investments	107,923
Receivables from foreign customers, net of advances
on export contracts	28,206

Total	459,273

Liabilities:
Foreign currency financing	394,901
Import payables	8,927

Total	403,828

Net asset position	55,445

Given the characteristics of the financial instruments described, the management of the Company and its subsidiaries believe that market values approximate book values of these financial instruments. The exchange variation related to cash and banks, temporary cash investments and subsidiaries’ foreign financial investments was recorded as financial expense in the consolidated statement of income as of September 30, 2004, in the amount of R$ 1,135 (financial expense in the amount of R$ 22,169 as of September 30, 2003). Other financial instruments recorded in the interim financial statements as of September 30, 2004 were determined in conformity with the accounting criteria and practices described in the respective notes.

18.	FINANCIAL INCOME AND EXPENSES, NET

	7/01/04 to 09/30/04	07/01/03 to 09/30/03

Interest on temporary cash investments and long-term
investments	18,228	29,329
Interest from customers	1,184	1,557
Interest on loans	(11,205)	(15,514)
Bank charges	(3,974)	(1,585)
Monetary and exchange variation, net	(12,311)	(16,122)
Taxes on financial transactions (CPMF, PIS, COFINS and
IOF)	(5,992)	(9,754)
Other	(503)	(194)

	(14,573)	(12,283)

19.	CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

	a)	Civil, tax and labor lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed a compliance lawsuit against the subsidiary in 1990, demanding compliance with the adjustments established in collective labor agreements, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of September 30, 2004.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual lawsuits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company, and (iii) a class action lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. It has obtained a favorable judgment in all lawsuits that have been judged to date. Further, Ultragaz also believes that its insurance coverage is sufficient to cover the aggregate amount of all claims filed.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The questioning refers to the levy of these taxes on other revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$ 32,946 (as of June 30, 2004 - R$ 32,101).

The main tax discussions of the Company and subsidiaries refer to the taxation of PIS and COFINS (as detailed in the preceding paragraph) and the taxation of income earned abroad (as stated in Note 9.a)).

The potential losses on these discussions are accrued in long-term liabilities as other taxes and deferred income and social contribution taxes.

In the quarter, an accrual of R$ 6,800 was recognized for the ICMS tax assessment of the subsidiary Oxiteno S.A., under judgment at the administrative level. The subsidiary currently awaits a decision on its appeal filed in July 2004.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks of these proceedings as possible or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Although there is no assurance that the Company will prevail in all cases, management does not believe that the ultimate resolution of tax, civil and labor contingencies not provided for will have a material effect on the Company’s financial position or results of operations.

Escrow deposits and provisions are summarized below:

	09/30/04		06/30/04

	Escrow deposits	Provision	Escrow deposits	Provision

Social contribution tax on net income	31	2,910	31	2,910
Labor claims	9,951	2,056	8,314	732
PIS and COFINS on other revenues	58	32,946	58	32,101
ICMS	-	6,800	-	-
Other	3,065	5,201	2,785	6,542

	13,105	49,913	11,188	42,285

b)	Contracts

The subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of September 30, 2004, such rates were R$ 3.67 and R$ 3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since the inception of the contracts.

Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the periods ended September 30, 2004 and 2003, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary is liable for a fine of 40% of the current ethylene price for the quantity not purchased.
	Minimum purchase commitment	Accumulated demand for the third quarter

		2004	2003

In tons	137,900	232,761	140,570

	c)	Insurance coverage for subsidiaries

It is the subsidiaries’ practice to maintain insurance policies in amounts considered sufficient to cover potential losses on assets, as well as for civil responsibility for involuntary, material damages and/or bodily harm caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

20.	STOCK OPTION PLAN (CONSOLIDATED)

At the Extraordinary Stockholders’ Meeting held on November 26, 2003, a benefit plan was approved for the management of the Company and its subsidiaries, which provides for: (i) the initial grant of shares issued by the Company and held in treasury by subsidiaries in which the beneficiary executives are registered, and (ii) the transfer of the beneficial ownership of the shares after ten years from the initial concession, provided that the professional relationship between the beneficiary executive and the Company and subsidiaries is not interrupted. The total amount granted to executives, including tax charges, was R$ 4,960. This amount is being amortized over a period of 10 years and recorded as operating expenses of each period.

21.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. Adoption of this plan, managed by Ultraprev - Associação de Previdência Complementar, was approved at the Board of Directors’ Meeting on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name at Ultraprev, or (ii) a fixed monthly amount which will deplete the fund accumulated in the participant’s name during a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt for the participants who retire under this plan. As of September 30, 2004, the Company and its subsidiaries contributed R$ 2,902 (as of September 30, 2003 - R$ 2,414) to Ultraprev, which was charged to income. The total number of participating employees as of September 30, 2004 was 5,382 (as of September 30, 2003 - 5,049), with no participants retired to date. Additionally, Ultraprev has 1 active participant and 33 former employees receiving benefits according to the policies of a previous plan.

Ultrapar Participações S.A. and subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTERS ENDED SEPTEMBER 30, 2004 AND 2003 (Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

Net revenues: Ultrapar’s consolidated net revenue in the 3Q04 amounted to R$ 1.3 billion, an increase of 24% in relation to the 3Q03. In the 9M04, consolidated net revenue amounted to R$ 3.6 billion, up by 22% compared to the same period in 2003.

Ultragaz: Brazil's LPG market has grown by 1%, comparing third quarters, less than the increase seen in the first half of the year. This is partially influenced by the different comparison base, as in the first half of 2003, Brazil's LPG market shrank by 8% in terms of sales volume, with a recovery only getting under way in the third quarter of 2003. In addition, differences in the number of working days also affected the sales volume - on a comparable basis, the market grew by 2%. In this period, Ultragaz has seen sales volume growth of 6%, basically due to the acquisition of Shell Gás, which took place in August 2003. Ultragaz’s net revenue amounted to R$ 769.8 million in the 3Q04, an increase of 7% in relation to the 3Q03. This increase in revenue is largely due to the 6% rise in sales volume.

Oxiteno: The total 3Q04 sales volume for Oxiteno amounted to 159,000 tons, an increase of 28% compared to the same period in 2003. This growth was mainly a reflection of (i) the winning of new clients, inclusive through import substitution; (ii) greater sales concentration in specialty chemicals; (iii) stronger demand as a result of the growth in the Brazilian economy; and (iv) the export of products in stock in 2Q04, which could not be embarked due to the lack of ships for export. Net revenue in the 3Q04 amounted to R$ 509.1 million, 65% higher than that of the 3Q03. This increase was a consequence of (i) growth in volume sold; (ii) the recovery of petrochemical commodities prices in the international market; and (iii) the acquisition of Canamex, which added R$ 15.9 million to net revenue for the quarter.

Ultracargo: Ultracargo’s net revenue in the 3Q04 amounted to R$ 52.3 million, 12% higher than in the 3Q03. This growth was the result of the increased volume of operations, together with contractual readjustments.

Cost of sales and services: Ultrapar’s consolidated cost of sales and services amounted to R$ 997.8 million in the 3Q04, an increase of 18% relation to the 3Q03. The 9M04 cost of sales and services amounted to R$ 2,738.2 million, an increase of 18% in relation to the same period in 2003.

Ultragaz: The cost of goods sold in the 3Q04 rose by 7% in relation to the 3Q03, as a result of the higher volume sold, collective wage agreements and higher freight costs.

Oxiteno: The cost of goods sold in the 3Q04 increased by 52% in relation to the 3Q03, as a consequence of higher sales volume, combined with the addition of Canamex and the higher unit cost of ethylene, reflecting the new level of oil prices.

Ultracargo: The cost of services rendered increased by 9% in the 3Q04, in comparison with the same period of the previous year, principally a reflection of higher fuel prices and third-party freight costs.

Ultrapar Participações S.A. and Subsidiaries

Gross profit: Ultrapar’s 3Q04 gross profit was R$ 321.7 million, 46% higher than the R$ 220.1 million in the 3Q03. In the 9M04, gross profit reached R$ 826.0 million an increase of 38%, compared to the same period of the previous year.

Sales, general and administrative expenses: Consolidated sales, general and administrative expenses in the 3Q04 amounted to R$ 145.9 million, 25% higher than the R$ 116.3 million reported for the same period of 2003. In the first nine months of 2004, Ultrapar registered sales, general and administrative expenses of R$ 408.3 million, 26% higher than those of the same period in 2003.

Ultragaz: Sales, general and administrative expenses of Ultragaz amounted to R$ 76.9 million in the quarter, R$ 11.2 million higher than those for the third quarter of 2003. This increase was the result of a R$ 3.9 million increase in depreciation expenses and a R$ 6.9 million increase in sales expenses, mainly due to collective wage agreements, the incorporation of the Shell Gás sales structure and non-recurring expenses of R$ 2.4 million for sales restructuring.

Oxiteno: Sales, general and administrative expenses of Oxiteno amounted to R$ 57.8 million, an increase of R$ 15.6 million in relation to the third quarter of 2003. Sales expenses rose by R$ 8.5 million, due to (i) increased freight expenses, in line with higher sales volume; and (ii) the reversion of R$ 3.0 million in provision for doubtful accounts constituted in the third quarter of 2003, due to the recovery of credits related to clients in Argentina. Administrative expenses increased by R$ 6.9 million comparing the third quarters, as a result of (i) higher personnel expenses, as a result of collective wage agreements in 2003 and an increase in the provision for employee profit-sharing, in line with the company’s improved performance; and (ii) the incorporation of R$ 2.6 million in expenses from Canamex.

Ultracargo: Sales, general and administrative expenses at Ultracargo amounted to R$ 12.7 million, an increase of R$ 2.7 million in relation to the third quarter of 2003, as a consequence of collective wage agreements celebrated in the second half of 2003 and the need to hire new employees. In relation to the 2Q04, sales, general and administrative expenses remained at practically the same level.

Operating income: Ultrapar’s operating income amounted to R$ 177.1 million in 3Q04, an increase of 69% in relation to 3Q03. For the first nine months of 2004, Ultrapar’s operating income amounted to R$ 422.1 million, an increase of 51% in relation to the same period in 2003.

Net financial expenses: Ultrapar reported net financial expenses of R$ 14.6 million in the third quarter of 2004, compared to a net financial expense of R$ 12.3 million in the third quarter of 2003. This result reflects the impact of an 8% appreciation in the Brazilian real on the net worth of our investments outside Brazil, and was partially offset by lower interest rates and by a reduction in the company's net debt. We ended the 3Q04 with a net debt of R$ 25.0 million, whereas at the end of the 3Q03, net debt amounted to R$ 108.7 million.

Equity income: Equity income totaled R$ 28.1 million in the third quarter of 2004, 91% higher than that reported in 3Q03. This result is composed basically of income tax incentives, principally for the Oxiteno’s Camaçari plant. The increase in the tax incentive was compatible with the growth in Oxiteno’s operational results.

Nonoperating results: In the third quarter 2004, Ultrapar obtained a negative nonoperating result of R$ 3.3 million, an increase of R$ 4.7 million compared to the third quarter 2003. This result is basically due to the scrapping of storage cylinders at Ultragaz.

Ultrapar Participações S.A. and Subsidiaries

Income taxes and social contribution: Income tax and social contribution expenses amounted to R$ 55.5 million in the third quarter 2004, in line with taxable results evolution.

Net income: Consolidated net income in the third quarter 2004 amounted to R$ 129.5 million, an increase of 71% in relation to the same period of 2003. For the 9M04 period, net income amounted to R$ 304.7 million, representing an increase of 63% in relation to the same period of 2003.

EBITDA: Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) in the third quarter of 2004 amounted to R$ 219.6 million, an increase of 53% in relation to the 3Q03. This EBITDA growth was accompanied by a widening in EBITDA margin, from 14% in the 3Q03 to 17% in the 3Q04. In the first nine months of 2004 Ultrapar’s EBITDA amounted to R$ 550.8 million, 43% higher than the reported in the same period in 2003.

EBITDA

R$ million	3Q04	3Q03	Var.	9M04	9M03	Var.

Ultrapar	219.6	143.8	53%	550.8	384.6	43%
Ultragaz	73.3	68.9	6%	205.5	166.5	23%
Oxiteno	133.2	62.2	114%	309.3	182.3	70%
Ultracargo	11.5	10.8	6%	31.4	30.9	2%

Ultrapar Participações S.A. and subsidiaries (Convenience Translation into English from the Original Previously Issued in Portuguese) ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Investments in subsidiaries and/or affiliates

1 - Item	2 - Company Name	3 - Corporate Taxpayer Number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of investor’s net equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

01	Ultracargo Oper. Log. e Part. Ltda.	34.266.973/0001-99	Closely-held subsidiary	100.00	41.68	Commercial, industrial and other	2,461	2,461
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	17.80	Commercial, industrial and other	4,336	4,336
03	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	2.89	Commercial, industrial and other	27,734	27,734
04	Oxiteno S.A. - Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	60.37	Commercial, industrial and other	35,102	35,102
05	Oxiteno Nordeste S.A. - Indústria e	14.109.664/0001-06	Investee of	99.15	39.77	Commercial, industrial and other	4,711	4,711
	Comércio		subsidiary/affiliated company
06	Terminal Químico de Aratu S.A.	14.688.220/0001-64	Investee of	99.41	6.60	Commercial, industrial and other	12,536	12,536
			subsidiary/affiliated company
07	Transultra Armazenamento e	60.959.889/0001-60	Investee of	100.00	4.93	Commercial, industrial and other	34,999	34,999
	Transportes Especiais Ltda.		subsidiary/affiliated company
08	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of	86.62	5.96	Commercial, industrial and other	169,885	169,873
			subsidiary/affiliated company
09	SPGás Distribuidora de Gás Ltda.	65.828.550/0001-49	Investee of	100.00	6.71	Commercial, industrial and other	1,314	1,314
			subsidiary/affiliated company
10	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of	100.00	7.35	Commercial, industrial and other	24	24
			subsidiary/affiliated company
11	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of	55.99	1.44	Commercial, industrial and other	2,751	2,751
			subsidiary/affiliated company
12	Canamex Químicos S.A. de C.V.		Investee of	100.00	2.04	Commercial, industrial and other	122,047	122,047
			subsidiary/affiliated company

Note: This information is an integral part of the interim financial statements as required by the CVM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial and Investor Relations Officer